FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
August 15, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS: NEW MANAGEMENT STRUCTURE APPROVED

MTS PRESS RELEASE. AUGUST 15, 2006

MOSCOW, RUSSIAN FEDERATION – AUGUST 15, 2006 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THE APPROVAL BY THE BOARD OF DIRECTORS (BOD) OF THE NEW MANAGEMENT STRUCTURE.

On August 14, 2006, MTS’ BoD unanimously approved the new management structure of the Company that was proposed by the President and CEO of MTS, Leonid Melamed. The BoD entrusted him with taking all the necessary steps in implementing the new management structure.

The new management structure includes:

•                  Division of the Corporate Center into the Corporate Center of the MTS Group and three Business units

•                  Business unit “MTS Russia” with a transfer of the operational management function over ten macro-regions in the Russian Federation under its responsibility;

•                  Business unit “UMC,” MTS’ subsidiary in Ukraine (from January 1, 2007);

•                  Business unit “Foreign subsidiaries” that will include JV MTS in Belarus, Uzdunrobita in Uzbekistan and Barash Communications Technologies, Inc. in Turkmenistan

•                  The management of the Business units will be responsible to the Corporate Center for completing set targets of the P&L. Therefore, macro-regions in Business unit “MTS Russia,” regions of the Business unit “UMC” and foreign companies in Business unit “Foreign subsidiaries” are responsible to the management of the Business units for the results (P&L indicators) of the operations of their subdivisions;

•                  Changing of the functions of the Corporate Center of the MTS Group that will now be responsible on the Group level for: developing strategy and implementing the investment policy; managing the brand; setting operational and functional procedures, as well as standards and KPIs for all Business units; controlling the timely completion of the business plan by all subdivisions of the Company; making large-scale purchases of media resources, equipment and IT-products in the interests of the Group as a whole.

President and CEO of MTS, Leonid Melamed, highlighted: “The Board of Directors recently approved the amended strategy of the Company. In order for its implementation, we needed to optimize the management structure and to increase the effectiveness of the management model. The management structure that was approved yesterday by the Board of Directors provides for an efficient division of the management functions into strategic and operational ones, and the creation of a transparent and simple structure to increase motivational levels of the managers of the subdivisions for achieving

WWW.MTS.RU

results (as set out in the business plan of the Company and its subdivisions that was approved by the Board of Directors). As business expands, this structure and management system is easily replicated.”

The optimization of the organizational structure will translate into management cost reductions and a headcount decrease for the Group. Specifically, the personnel size of the Corporate Center will be reduced from 1,750 to 966 employees. The optimization of personnel levels in other subdivisions of the Company will be announced at the beginning of September.

Sergey Schebetov, MTS’ Chairman of the BoD, commented: “The optimization of the employee headcount is just one of the positive effects of the change in the organizational structure. The new structure allows to clearly allocate responsibility, to make transparent the distribution of resources and to further improve control over budget execution.”

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 65.72 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: August 15, 2006